Exhibit 12.1
lululemon athletica inc.
Computation of Earnings to Fixed Charges

	Three Months	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Ended	January 31,	February 1,	February 3,	January 31,	January 31,
	May 2, 2010	2010	2009	2008	2007	31, 2006
Earnings:
Income before provision for income taxes	$32,635,357	$86,710,069	$57,385,578	$52,580,325	$16,728,052	$3,726,708
Add back: Interest expense	1,853	156,641	44,697	160,400	46,560	54,371
Add back: Interest factor of operating leases(1)	2,816,859	9,869,024	7,732,592	3,498,456	2,714,998	1,011,804

Pre-tax income plus fixed charges	$35,454,069	$96,735,734	$65,162,867	$56,239,181	$19,489,610	$4,792,883

Fixed Charges:
Interest expense	$1,853	$156,641	$44,697	$160,400	$46,560	$54,371
Interest factor of operating leases(1)	2,816,859	9,869,024	7,732,592	3,498,456	2,714,998	1,011,804

Total fixed charges	$2,818,712	$10,025,665	$7,777,289	$3,658,856	$2,761,558	$1,066,175

Ratio of earnings to fixed charges	12.6	9.6	8.4	15.4	7.1	4.5

(1)	One third of minimum rental expense is deemed to be representative of interest.